Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
LOBO Holdings Ltd.	Hong Kong
Jiangsu LOBO Electronic Vehicle Co., Ltd	PRC
Beijing LOBO Intelligent Machine Co., Ltd	PRC
Tianjin LOBO Intelligent Robot Co., Ltd	PRC
Tianjin Bibosch Intelligent Technology Co., Ltd	PRC